Exhibit 99.1

Clearmind Medicine Submits IND Application to FDA for its Proprietary CMND-100 Treating Alcohol Use Disorder

Company plans to initiate phase I/IIa in-human clinical trials in Q2 2023

Tel Aviv, Israel / Vancouver, Canada, March 16, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind”), a biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced it has submitted an Investigational New Drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”), requesting approval to initiate its first-in-human Phase I/IIa clinical trial with CMND-100 in patients suffering from alcohol use disorder (“AUD”). Pending regulatory approval, the company plans to initiate the CMND-100 trial in Q2 2023.

The active ingredient in CMND-100 is MEAI (5-methoxy-2-aminoindane), a novel psychoactive molecule that has been reported to reduce the desire to consume alcoholic beverages while exerting a euphoric alcohol-like experience. MEAI was found to interact with the serotonergic receptors 5-HT1a, 5-HT2a and 5-HT2b. The serotonergic system is considered to play a key role in the regulation of alcohol intake, reward, preference, and dependence. MEAI was also found to interact with the alpha-2-adrenergic receptors α2A, α2B and α2C and the plasma membrane monoamine transporters for dopamine (DAT), norepinephrine (NET) and serotonin (SERT); these are believed to participate in mediating alcohol drinking behavior, and therefore could constitute important molecular targets for interventions that target drugs of abuse such as alcohol.

“From studies with MEAI, we believe it has potential to break the vicious drinking cycle at the point of the decision to drink more alcohol, by potentially innervating neural pathways that lead to sensible behavior,” said Dr. Adi Zuloff-Shani, Clearmind’s CEO. “Globally, AUD causes many billions of dollars in healthcare costs and millions of deaths each year. The IND submission to FDA, to initiate our clinical trial, is a milestone showing the huge commitment of the Clearmind team to finding a solution to this abusive disorder. We’re thrilled to be a step closer to helping patients with severely unmet medical needs.”

Almost 28 million people over 18 years of age struggled with alcohol use in the U.S. alone in 2020, according to the National Survey On Drug Use And Health. The condition is most severe among the young: in the 18-25 age group, 15.6 percent (or 5.2 million people) had AUD, compared to 10.3 percent (or 22.4 million people) among those over 25.

According to DelveInsight, the AUD treatment market size in the U.S., Italy, Spain, UK, Germany, France and Japan was $564 million in 2021, which is expected to increase 8.8% by 2032. A recent Organization for Economic Co-operation and Development (“OECD”) study showed that member countries lose about $595 billion calculated (by purchasing power parity) per year, resulting from high alcohol consumption (defined as over 12 grams of alcohol daily for women and 18 grams for men). The economic loss results from missing labor days, resulting diseases, and other consequences of excessive alcohol use.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of 13 patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.